Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated May 10, 2017

Registration No. 333-200620

Supplementing the Preliminary

Prospectus Supplement dated May 10, 2017

and Prospectus dated November 26, 2014

Select Income REIT

PRICING TERM SHEET

Issuer:	Select Income REIT

Expected Ratings:

Baa2 (stable outlook) by Moody’s Investor Service
BBB- (stable outlook) by Standard & Poor’s Rating Services
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Security:	4.250% Senior Notes due 2024 (the “Notes”)

Principal Amount:	$350,000,000

Trade Date:	May 10, 2017

Settlement Date:	May 15, 2017 (T+3)

Maturity Date:	May 15, 2024

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2017

Benchmark Treasury:	2.000% U.S. Treasury due April 30, 2024

Benchmark Treasury Price / Yield:	98-18+ / 2.221%

Spread to Benchmark Treasury:	+ 225 basis points

Yield to Maturity:	4.471%

Coupon (Interest Rate):	4.250% per annum, accruing from May 15, 2017

Price to Public:	98.684% of principal amount, plus accrued interest from May 15, 2017

Use of Proceeds:	The issuer intends to use the net proceeds from this offering to repay amounts outstanding under its revolving credit facility and for general business purposes.

Redemption Provision:

Make-whole call at any time based on U.S. Treasury plus 35 basis points. If the Notes are redeemed on or after February 15, 2024 (three months prior to the stated maturity of the Notes), the make-whole amount will be zero.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

CUSIP / ISIN:	81618T AE0 / US81618TAE01

Pro Forma Ratios of Earnings to Fixed Charges:	Three Months Ended	Year Ended
	March 31, 2017	December 31, 2016
	1.2x	2.1x

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

RBC Capital Markets, LLC
UBS Securities LLC
Wells Fargo Securities, LLC
BBVA Securities Inc.
Mizuho Securities USA LLC
PNC Capital Markets LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.

Joint Lead Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC SMBC Nikko Securities America, Inc. Fifth Third Securities, Inc. FTN Financial Securities Corp.

The issuer has filed a registration statement (including a prospectus dated November 26, 2014 and a preliminary prospectus supplement dated May 10, 2017) with the SEC for the offering to which this communication relates. The information in this Pricing Term Sheet supplements the preliminary prospectus and supersedes the information in the preliminary prospectus to the extent it is inconsistent with the information in the preliminary prospectus. Financial information presented in, or incorporated by reference into, the preliminary prospectus is deemed to have changed to the extent affected by the changes described herein. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322, RBC Capital Markets, LLC toll-free at (866) 375-6829, UBS Securities LLC toll-free at (888) 827-7275 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.